

November 16, 2012

Via E-mail
Debra A. Hess
Chief Financial Officer
NorthStar Realty Finance Corp.
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re:** **NorthStar Realty Finance Corp.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 1-32330**

Dear Ms. Hess:

We have reviewed your response dated October 17, 2012 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

General

1.   We note your response to prior comment 1 from our letter dated September 26, 2012 and proposed disclosure. Please address the following:

      a. Please tell us whether you will provide year-to-date information for your disclosure of average balances and net interest income, and your basis therein;

      b. Please clarify your basis for using amortized cost for interest-earning assets, but incorporate the impacts of amortized premiums and discounts in determining interest income/expense;

      c. We note your discussion in your Form 10-Q for the period ended September 30, 2012 for table note 5. Regarding such net presentation of CDO financing transactions, please tell us the gross impact to interest-earning assets and interest-

Debra A. Hess
NorthStar Realty Finance Corp.
November 16, 2012
Page 2

      bearing liabilities and tell us why you believe net presentation is more beneficial to an investor.

Item 8. Financial Statements and Supplementary Data, page 103

Consolidated Balance Sheets, page 106

2.   We note your response to prior comment 3 and disagree with your position. Please recast your consolidated balance sheets to comply with Rule 5-02 of Regulation S-X in future filings. In addition, please provide us the draft disclosure within your response.

     You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

     Sincerely,

     /s/ Kevin Woody

     Kevin Woody
     Accounting Branch Chief